HOGAN & HARTSON
L.L.P.

RICHARD J. PA
PARTNER
(703) 610-6
RJPARRINO@HHL

03022939

June 16, 2003

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

SUPPL

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

JUN 16 2003

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Relevant Fact - May 30, 2003

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

dlw 6/24

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

RELEVANT FACT

Pursuant to the Relevant Fact published on March 14, 2003, our subsidiary company Belgo-Mineira Participação Indústria e Comércio S.A. ("BMP") has been striving to remedy the liabilities of BMP Siderurgia S.A. ("BMPS"), the new corporate name of Mendes Júnior Siderurgia S.A., in order for BMPS to reassume the operations of the Juiz de Fora Plant.

An Extraordinary General Meeting of BMPS was held for this purpose on June 1, 2003 in order to: (i) remedy part of the losses posted in the BMPS accounting system against credits held by BMP, other certain specific credits, including the credit guaranteed by the most senior mortgage, which is still held by BMP, and (ii) increase in the capital of BMPS by BMP in credits, goods and money, including the credit arising from the transfer on this same day of the establishments consisting of the Juiz de Fora Plant and the São Paulo Plant, with the respective distribution centers and depots, which will be run by BMPS with no gaps in continuity and consequently ending the previous leasing arrangements between BMP and BMPS.

It is estimated that these transactions will improve the net equity situation of BMPS by R$ 4,400 million, which is currently negative. Of this amount, just over R$ 4,000 million are related to offsetting losses against credits, and approximately R$ 370 million are assigned to the capital increase, paid in as follows: R$ 100 million in cash, R$ 160 million in credits, R$ 103 million in Açominas shares and R$ 7 million in credits against BMPS.

In addition to improving its equity situation, these measures re-establish the operating cash-flow generation by BMPS, but do not complete its financial and asset restructuring processes, due to heavy current and accumulated losses built up prior to this date, with an accumulated amount of R$ 2,000 million still outstanding. Consequently, studies are under way at BMPS of bringing together the activities involved in the manufacturing and marketing of rebars and other civil construction products, with the transfer by Belgo of other mini-mills, such as the Juiz de Fora Plant, with Belgo remaining in charge of the integrated steel-making activities and servicing mainly the industrial segment, in addition to the Sabará Plant. This specialization of activities would rationalize the production structures of Belgo and BMPS.

With the implementation of the above-mentioned measures, our subsidiary company BMP would hold over 99.9% of the voting capital and total capital of BMPS.

Belo Horizonte, May 30, 2003

Marcos Piana de Faria
Finance and Investor Relations Director